[Commonwealth Capital Corp. Letterhead]

                                  January 9, 2008

Vis EDGAR and Federal Express

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the period ended September 30, 2008
File No. 000-51252

Dear Mr. Decker:

We have received your comment letter dated December 24, 2008 regarding the above filings of Commonwealth Income & Growth Fund VI (the “Company”).  Your comments, and our responses to each, are set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Where we indicate below that we will make changes to our disclosure, we will make such changes in future filings, beginning with the Form 10-K for the year ended December 31, 2008, and continuing with interim and annual filings thereafter.  Where applicable, we have included examples of what the revised disclosures will look like.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F8

2.
In light of the current economic environment and the significance of your cash balances to total assets, please consider revising your cash and cash equivalents accounting policy to disclose the amount of cash balances held as of each period end that exceed federally insured limits.

We will revise the cash and cash equivalents accounting policy in future filings to disclose the amount of cash balances held as of each period that exceed federally insured limits.  As an example, this section of Note 2 will read substantially as follows:

“The Partnership considers all highly liquid investments with a maturity of three months or less to be cash equivalents.  Cash equivalents have been invested in money market accounts, savings accounts and checking accounts.  At December 31, 2008 cash was held in two money market accounts, one savings account and three checking accounts, maintained at two separate financial institutions, and each such account’s balance is federally insured for amounts up to $250,000, for total federal insurance coverage of $1,500,000.  At times, the balances may exceed federally insured limits.  At December 31, 2008, the total cash balance in such accounts was $________, which exceeds the federally insured limit of $250,000 per account by an aggregate of $___________.  The Partnership mitigates this risk by depositing funds with more than one institution, with multiple branches within institutions, and by only depositing funds with major financial institutions. The Partnership has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk.”

3.
Please revise your accounting policy for reimbursable expenses to disclose in greater detail which method is used to allocate each type of reimbursable expense.  Also, please disclose an accounting policy for each reimbursable expense that you do not expense as incurred.  This disclosure should help readers understand how and when each amount will impact the Statement of Operations and where it shows up on the Balance Sheet until expensed.

The accounting policy for reimbursable expenses will be revised in future filings to include more detailed disclosure regarding the methods used to allocate the various types of reimbursable expenses.  A statement has also been added to indicate that all expenses of the Partnership are expensed as they are incurred.

“Reimbursable expenses, which are charged to the Partnership by CCC in connection with the administration and operation of the Partnership, are allocated to the Partnership based upon several factors including, but not limited to, the number of investors, compliance issues, and the number of existing leases.  For example, if the Partnership has more investors than another program sponsored by CCC, then higher amounts of expenses related to investor services, mailing and printing costs will be allocated to the Partnership.  Also, while the Partnership is in its offering stage, higher compliance costs are allocated to it than to a program not in its offering stage, as compliance resources are utilized to review incoming investor suitability and proper documentation.  Finally, lease related expenses, such as due diligence, correspondence, collection efforts and analysis staff costs, increase as programs purchase more leases, and decrease as leases terminate and equipment is sold. All of these factors contribute to CCC’s determination as to the amount of expenses to allocate to the Partnership or to other sponsored programs.  For the Partnership, all reimbursable expenses are expensed as they are incurred.”

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

4.	Please address the above comments in your interim filings as well.

The revised disclosures discussed in the above comments will also be revised in future interim filings, as applicable.

Unaudited Interim Financial Statements

Note 5 – Notes Payable, page 11

5.
It is unclear from your disclosure in your notes payable include any material debt covenants that you are required to comply with either on an annual or quarterly basis.  To the extent that your notes payable include any material debt covenants, please disclose here or elsewhere in the filing the specific terms of these covenants including the required ratios…

All of the notes payable referred to in the Notes to Financial Statements are non-recourse obligations incurred in connection with the purchase of items of technology equipment.  Therefore, these notes are secured only by specific items of equipment, and contain no financial covenants with which the Company must comply.  We have added a statement to this effect to the textual disclosure contained in Note 5, so that such text will read in its entirety as follows:

“The notes are secured by specific computer equipment and are nonrecourse liabilities of the Partnership.  As such, the notes do not contain any debt covenants with which we must comply on either an annual or quarterly basis.  Aggregate maturities of notes payable for each of the periods subsequent to September 30, 2008 are as follows:”

In connection with our responses to your comments above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please do not hesitate to contact the undersigned or Lynn Franceschina, Executive Vice President, at 610-594-9600.
COMMONWEALTH INCOME & GROWTH FUND VI

By: Commonwealth Capital Corp., itsGeneral Partner

By: /s/ Richard G. Devlin
Richard G. Devlin,
Vice President and General Counsel

cc:	Kimberly A. Springsteen-Abbott
Lynn A. Franceschina
James Pruett